Act
3.30.2004

SECURITIES [AND EXCHANGE COMMISS]ION
W[ashington, D.C.]

04017670

RECEIVED
MAR - 2 2004
158
WASH, D.C. SECTION

CM
3/25

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: October 31, 2004 | |
| Estimated average burden hours per response | 12 |

| SEC FILE NUMBER |
|---|
| 8-48713 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE PROFESSIONAL TRADING LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th St, 18th Floor
(No. and Street)

| New York, | New York | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Bryan Polozola, Controller — (646) 521-4316
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

| Two World Financial Center | New York | New York | 10281-1414 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- θ Public Accountant
- θ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

# E*TRADE PROFESSIONAL TRADING LLC

## TABLE OF CONTENTS

This report** contains (check all applicable boxes):



** For conditions of confidential treatment of certain portions of this filing, see section *240.17a-5(e)(3)*.

## OATH OR AFFIRMATION

I, Steven Ehrlich, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Professional Trading LLC (the "Company"), as of and for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — 2/23/04
Date

Chief Executive Officer
Title

2/23/04
Notary Public

BRIAN J. JOHNSTON
Notary Public, State of New York
No. 01JO6035494
Qualified in Nassau County
Commission Expires January 03, 2006

**Deloitte.**

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Members of
E*TRADE Professional Trading LLC

We have audited the accompanying statement of financial condition of E*TRADE Professional Trading LLC (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial position presents fairly, in all material respects, the financial position of E*TRADE Professional Trading LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 20, 2004

# E*TRADE PROFESSIONAL TRADING LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2003 (in thousands)

### ASSETS

| | |
|---|---|
| Cash | $ 3,666 |
| Deposits with and receivables from clearing brokers | 2,981 |
| Securities owned | 164 |
| Receivables from hybrid traders and agency customers | 135 |
| Receivables from affiliated companies | 2,045 |
| Property and equipment, net | 340 |
| Other assets | 525 |
| TOTAL ASSETS | $ 9,856 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Securities sold, but not yet purchased | 28 |
| Payables to hybrid traders and agency customers | 920 |
| Accrued electronic communication network fees | 505 |
| Accounts payable | 304 |
| Accrued compensation | 812 |
| Other liabilities | 286 |
| Payables to affiliated companies | 1,087 |
| TOTAL LIABILITIES | 3,942 |
| MEMBERS' EQUITY | 5,914 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 9,856 |

See notes to statement of financial condition.

# E*TRADE PROFESSIONAL TRADING LLC

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2003 (in thousands except number of shares and share prices in footnote 6)

### 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

***Organization*** - E*TRADE Professional Trading LLC (the "Company") is a Limited Liability Company ("LLC") and a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD"). Additionally, the Company is a registered introducing broker under the Commodity Exchange Act and a member of the National Futures Association (the "NFA"). The Company is a direct subsidiary of EPT Holdings, Inc. ("EPTH") (formerly known as Tradescape Momentum Holdings, Inc.), which is wholly owned by E*TRADE Financial Corporation (the "Parent").

The Company is an introducing broker-dealer, on a fully disclosed basis to its clearing broker-dealers, SWS Securities Inc. ("SWS") and Man Futures Pro ("Man"). The Company is exempt from Rule 15c3-3 under (k)(2)(ii) of the Securities Exchange Act of 1934. The Company introduces its customers to its clearing broker-dealers from its head office and branch locations.

During 2003, the Company entered into a new line of business called Hybrid Proprietary Trading ("Hybrid Prop"). Hybrid Prop traders are registered, non-employee traders who are assigned buying power based upon their trading history, the Company's understanding of their trading strategy, and the Joint Back Office ("JBO") relationship with SWS. Hybrid Prop traders are required to deposit cash or US Government securities with the Company. These deposits are used to offset any potential futures losses the hybrid trader may incur.

***Use of Estimates*** – The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the periods presented. Actual results could differ from management's estimates.

***Estimated Fair-Value of Financial Instruments*** – The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash, receivables from and payables to hybrid traders and agency customers, receivables from and payables to affiliated companies and other liabilities to be reasonable estimates of fair-value.

***Income Taxes*** – The Company is a LLC, and as such is not subject to federal income tax as federal taxable income is allocated to its members for inclusion in the members' respective tax returns. As a result, EPTH will include the income from the Company in its tax return. The Company may be subject to state or franchise taxes.

***New Accounting Standards*** – In 2003, the Company adopted Financial Accounting Standards Board Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities – an interpretation of ARB No. 51* and as amended by FIN No. 46R (collectively, "FIN 46"), which addresses the consolidation of variable interest entities ("VIEs"). A VIE is a corporation, partnership, trust or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities without additional subordinated financial support provided by any parties including equity holders. A VIE often holds financial assets and may either be passive or engage in activities, such as research and development, on behalf of other companies. FIN No. 46 requires VIEs to be consolidated by a company if that company absorbs a majority of the VIE's expected loss or if it is entitled to receive a majority of the VIE's residual returns or both. The company that consolidates a VIE is referred to as the primary beneficiary of that entity.

In 2003, the Company adopted the disclosure and consolidation provision of FIN No. 46, and the adoption did not have a material impact on its financial condition. The Company does not expect that the adoption of the remaining provisions of FIN No. 46 will have a material impact on its financial condition.

In 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 requires certain mandatorily redeemable financial instruments with characteristics of both equity and debt to be classified as liabilities. The adoption of SFAS No. 150 did not have any further impact on the Company's financial condition.

***Securities Owned and Securities Sold, but Not Yet Purchased*** – Securities owned and securities sold, but not yet purchased are carried at fair value. Fair value is based on quotes received from various broker dealers. Security transactions are recorded on a trade date basis.

***Property and Equipment, net*** – Property and Equipment primarily consist of office equipment, office furniture and fixtures, and leasehold improvements. Property and Equipment are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease.

***Investments*** – At December 31, 2003, the Company owned investments of $50 and $109 in SWS and NASDAQ respectively, which were included in the Other assets. The SWS preferred stock was purchased pursuant to the establishment of a Joint Back Office ("JBO") relationship between the Company and SWS. The NASDAQ common stock shares were purchased to maintain the membership with NASDAQ. The SWS and NASDAQ investments are carried at cost, which approximates fair value.

## 2. DEPOSITS WITH AND RECEIVABLES FROM CLEARING BROKERS

The deposit with SWS is the cash balance that is maintained to facilitate JBO related proprietary trading. This deposit also serves as a guarantee to the clearing broker in the event customers fail to settle securities trading transactions. The required minimum deposit at December 31, 2003 was $1 million.

The deposit with Man is the cash balance that is maintained for proprietary futures trading. This deposit also serves as a guarantee to the clearing broker in the event customers fail to settle securities transactions. The required minimum deposit at December 31, 2003 was $250.

Deposits with and receivables from clearing brokers result from the Company's trading activities on behalf of its customers and consist of the following:

| | |
|---|---|
| Receivables: | |
| Deposits with clearing brokers | $ 2,955 |
| Net settlement with clearing brokers | 19 |
| Other | 7 |
| Total | $ 2,981 |

## 3. RECEIVABLES FROM AND PAYABLES TO HYBRID TRADERS AND AGENCY CUSTOMERS

Receivables from and Payables to hybrid traders and agency customers of $135 and $920, respectively, represent commission, principal transaction, and ECN liquidity revenues generated by each trading group, net of clearing, execution and overhead charges.

## 4. MEMBERS' EQUITY

The Company had three classes of membership interests. The Class A is the voting, management membership interest, which is 100% owned by EPTH. The Class B and Class C member interests were non-voting, non-management membership interests, and entitled the Class B and Class C members to share in earnings derived solely from the designated portion of the Company's proprietary and agency business respectively. In general, Class B and C members were allocated a percentage of the net profits earned or the net losses incurred in their respective "Designated Trading Account," as defined in the Subscription Agreements (the "Sub-Agreements") executed in connection with the issuance of such Class B or C members' interests.

In June 2003, in an effort to consolidate its ownership, EPTH purchased the entire Class B membership interests with a face value of $3,180, which were primarily represented by the Tanzman, Rock and Kaban, LLC, and $214 of certain Class C membership interests. As a result, there were no outstanding Class B membership interests at December 31, 2003.

## 5. RELATED PARTY TRANSACTIONS

The Parent performs certain functions for the Company, including treasury functions, payroll service and accounts payable processing. As of December 31, 2003, the amount paid by the Parent on behalf of the Company was $1,063, which was recorded as payables to affiliated companies on the statement of financial condition.

The Company has entered into an agreement to execute securities transactions for customers of E*TRADE Securities, Ltd. ("ETUK") and Professional Path, Inc. ("ProPath"). The Company charges commissions for trade execution and pays commissions to ETUK and ProPath for introducing customer trades. As of December 31, 2003, the Company had receivables of $1,676 from affiliated companies with ProPath and $4 as payables to affiliated companies with ETUK in the statement of financial condition.

## 6. EMPLOYEE BENEFIT PLANS

***401(k) Plan*** – The Parent has a 401(k) salary deferral program, which includes eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

***Stock Purchase and Stock Option Plans*** – Eligible employees of the Company who have met certain service requirements are also able to participate in the Parent's stock purchase and stock option plans. The Parent's stock option plans provide for the granting of nonqualified or incentive stock options to officers, key employees and consultants of the Company for the purchase of the Parent's common stock at a price determined by the Parent's Board of Directors at the date the option is granted. The options are generally exercisable ratably over a four-year period from the date the option is granted and expire within ten years from the date of grant. During the year ended December 31, 2003, options to purchase 145,680 shares of the Parent's common stock at a weighted average price of $5.05 were granted to Company employees.

Under SFAS No. 123, the fair value of stock-based awards to employees is calculated using option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

## 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2003 the Company had net capital of $2,859 which was $2,609 in excess of its required net capital of $250. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

## 8. GURANTEES, COMMITMENTS, AND CONTINGENT LIABILITIES

***GURANTEES*** – In connection with the retail brokerage business, the Company executes securities trades on behalf of its customers for whom it commits to settle, with the appropriate clearing brokers, trades submitted by such customers. Included in the Company's clearing agreements with its clearing brokers SWS and Man is an indemnification clause that relates to instances where the Company's customers fail to settle securities transactions. In the event this occurs, the Company may be required to indemnify the clearing brokers to the extent of the net loss on such transactions. The Company stands ready to meet the obligation of its customers with respect to the securities transactions. If the customers fail to fulfill its obligation, the Company must fulfill the customers' with the trade counterparty. The Company is secured by assets in the customer's account as well as any proceeds received from the securities transactions entered into by the Company on behalf of the customer. No contingent liability is carried on the statement of financial condition for these transactions as they are collateralized.

***CONTINGENT LIABILITIES*** – The Company has been threatened with, or named as a defendant in law suits, arbitrations and administrative claims. Such matters that are reported to regulators such as the Securities and Exchange Commission or the National Association of Securities Dealers by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by the regulators.

The Company is also a defendant in other civil actions arising from the normal course of business, and, from time to time is involved in investigations, inspections and proceedings by regulators and other governmental agencies. In view of the inherent difficulty of predicting the outcome of such matters particularly in cases when the claimants seek substantial damages the Company cannot predict what the eventual loss or range of loss will be. Substantially all legal actions, law suits and civil actions that have been filed against the Company have been filed before or relate to a period prior to June 3, 2002, the date the Parent acquired EPTH. Management believes substantially all claims against the Company and EPTH are covered by indemnifications and other warranties granted to the Parent during the acquisition of EPTH. Settlements and damages, if any, from these legal actions, lawsuits and civil actions will be absorbed by the Parent and/or EPTH and recorded as an adjustment to goodwill. The Company, ETPH and the Parent believe that they have strong defenses to, and where appropriate, will vigorously contest any of these actions. Management believes that the resolution of these legal actions, lawsuits, and civil actions will not have a materially adverse effect on its financial condition.

* * * * *

Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 20, 2004

E*TRADE Professional Trading LLC
135 East 57 Street
New York, NY 10022

In planning and performing our audit of the financial statements of E*TRADE Professional Trading LLC (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 20, 2004), we considered its internal control, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we noted certain matters at December 31, 2003 that we believe represent a material inadequacy. During the year ended December 31, 2003, the Company did not compute the appropriate capital charges associated with certain intercompany receivables. The Company has taken corrective actions, and the appropriate charges were taken for the computation of net capital as reported with the Company's amended unaudited FOCUS report, Part II, as of December 31, 2003.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Securities Dealers Association, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP